                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended June 30, 1999

                        Commission File Number 333-72195

                          INFOSYS TECHNOLOGIES LIMITED

             (Exact name of Registrant as specified in its charter)

                                 Not Applicable

                (Translation of Registrant's name into English)

                          Bangalore, Karnataka, India

                (Jurisdiction of incorporation or organization)

                         Electronics City, Hosur Road,

                              Bangalore, Karnataka
                                 India  561 229
                                +91-80-852-0261
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F .........x.........       Form 40-F ...................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

  Yes .........................       No ...........x..............

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

  Not applicable.

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered Indian trademark of the company. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States and references to "Rs" or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") on June 30, 1999, which was Rs. 43.36 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

                         Part I - Financial Information
                         ------------------------------

Item 1.  Financial Statements
Balance Sheets as at
------------------------------------------------------------------------------------------------------------------------
                                                            June 30, 1999          June 30, 1998       March 31, 1999
                                                             (Unaudited)            (Unaudited)           (Audited)
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS

Cash and cash equivalents                                       $102,612,617             $14,319,397     $ 98,874,963
Trade accounts receivable, net of allowances                      24,632,558              12,392,455       20,056,678
Prepaid expenses and other current assets                          6,638,499               3,867,000        5,735,323
Prepaid income taxes                                                       -                 826,508                -
------------------------------------------------------------------------------------------------------------------------
Total current assets                                             133,883,674              31,405,360      124,666,964
Property, plant and equipment - net                               25,977,938              17,006,922       23,900,313
Deferred tax assets                                                1,379,249               1,149,896        1,715,375
Investments                                                          177,938                     362          177,938
Other assets                                                       4,224,381               1,745,492        3,197,006
------------------------------------------------------------------------------------------------------------------------
Total assets                                                    $165,643,180             $51,308,032     $153,657,596
========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                                $     55,556             $   148,061     $     75,305
Client deposits                                                       15,685                 794,630           18,520
Other accrued liabilities                                          8,522,103               4,361,100        8,399,800
Income taxes payable                                               2,101,206                       -          955,797
Unearned revenue                                                   5,201,759                       -        4,598,612
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                         15,896,309               5,303,791       14,048,034

PREFERRED STOCK OF SUBSIDIARY                                              -               2,351,250                -

STOCKHOLDERS' EQUITY

Common stock, $0.32 par value;
50,000,000 shares authorized
Issued and outstanding Equity Shares - 33,069,400,
    32,034,400 and 33,069,400 as of June 30, 1999
    and June 30, 1998 and March 31, 1999                           8,592,137               4,545,811        8,592,137
Additional paid-in-capital                                       121,407,662              24,415,920      120,849,511
Accumulated other comprehensive income                           (13,052,834)             (9,852,773)      (9,100,662)
Deferred compensation - Employee Stock Offer Plan                (21,466,348)             (7,369,868)     (21,686,799)
Retained earnings                                                 54,266,254              32,770,034       40,955,375
Loan to trust                                                              -                (856,132)               -
------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                       149,746,871              43,652,991      139,609,562
------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $165,643,180             $51,308,032     $153,657,596
========================================================================================================================

See accompanying notes to financial statements

Assets - June 30, 1999      Liabilities and Stockholders' Equity - June 30, 1999
----------------------      ----------------------------------------------------

[PIE CHART APPEARS HERE]                       [PIE CHART APPEARS HERE]

Cash & cash                                         Current liabilities - 10%
equivalents - 62%

Property, plant
and equipment - 16%
                                                                Stockholders'
                                                                equity - 90%
Accounts
receivables - 15%v

Others - 7%

Statements of Income
-------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                         Year ended
-------------------------------------------------------------------------------------------------------------------------
                                                    June 30, 1999             June 30, 1998            March 31, 1999
                                                     (Unaudited)               (Unaudited)                (Audited)
REVENUES
Revenues                                             $39,728,900                $23,665,088             $120,955,226
Cost of revenues                                      20,620,264                 13,539,548               65,331,006
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                          19,108,636                 10,125,540               55,624,220
-------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling, general and administrative expenses           5,552,056                  3,614,422               16,199,055
Amortization of deferred stock compensation expense    1,250,100                    461,577                3,645,576
Compensation arising from stock split                          -                          -               12,906,962
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               6,802,156                  4,075,999               32,751,593
-------------------------------------------------------------------------------------------------------------------------
Operating income                                      12,306,480                  6,049,541               22,872,627
Equity in loss of deconsolidated subsidiary                    -                   (830,244)              (2,085,887)
Other income, net                                      3,210,701                    218,690                1,536,998
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                            15,517,181                  5,437,987               22,323,738
Provisions for income taxes                            2,206,302                    662,221                4,877,650
-------------------------------------------------------------------------------------------------------------------------
Net income                                           $13,310,879                $ 4,775,766              $17,446,088
-------------------------------------------------------------------------------------------------------------------------

EARNINGS PER EQUITY SHARE
Basic                                                $      0.40                $      0.16              $      0.57
Diluted                                              $      0.40                $      0.16              $      0.57

WEIGHTED EQUITY SHARES USED IN
COMPUTING EARNINGS PER EQUITY SHARE
Basic                                                 32,844,333                 30,540,000               30,689,425
Diluted                                               32,844,333                 30,581,664               30,753,690
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

Statements of  Stockholders' Equity (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                   Equity Shares       Additional         Comp-        Accumulated
                                              Shares     Par value        paid-in      -rehensive       Other Comp-
                                                                          capital          income        -rehensive
                                                                                                             income
-------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997              29,038,400    $2,310,270    $15,712,247               -       $(3,531,811)
-------------------------------------------------------------------------------------------------------------------
Stock Split                                        -     2,028,521                                                -
Cash dividends declared                            -             -              -                                 -
Common stock issued upon
    exercise of warrants                   2,996,000       207,020      1,813,330                                 -
Compensation related to
    stock option grants                            -             -      6,890,343                                 -
Amortization of compensation
   related to stock  option grants                 -             -              -                                 -
Comprehensive income
 Net income                                        -             -              -    $ 12,344,188                 -
 Other comprehensive income
   Translation adjustment                          -             -              -      (3,510,418)       (3,510,418)
Comprehensive income                               -             -              -     $ 8,833,770                 -
-------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998              32,034,400     4,545,811     24,415,920                        (7,042,229)
-------------------------------------------------------------------------------------------------------------------

Amortization of compensation
    related to stock  option grants                -             -              -                                 -
Comprehensive income
 Net income                                        -             -              -       4,775,766                 -
 Other comprehensive income
   Translation adjustment                          -             -              -      (2,810,545)       (2,810,545)

Comprehensive income                               -             -              -     $ 1,965,221                 -
Repayment of loan to trust                         -             -              -                                 -
-------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1998               32,034,400    $4,545,811    $24,415,920               -       $(9,852,774)
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                      in US$
------------------------------------------------------------------------------------------------------------
                                                  Deferred        Loan to        Retained             Total
                                              compensation          Trust        earnings     stockholders'
                                                - Employee                                           equity
                                          Stock Offer Plan
------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997                   $(3,507,715)      $(24,502)    $19,681,740       $30,640,229
------------------------------------------------------------------------------------------------------------
Stock Split                                              -              -      (2,028,521)                -
Cash dividends declared                                  -              -      (2,003,139)       (2,003,139)
Common stock issued upon
    exercise of warrants                                 -       (911,863)              -         1,108,487
Compensation related to
    stock option grants                         (6,890,343)             -               -                 -
Amortization of compensation
   related to stock  option grants               2,566,613              -               -         2,566,613
Comprehensive income
 Net income                                              -              -      12,344,188        12,344,188
 Other comprehensive income
   Translation adjustment                                -              -               -        (3,510,418)
Comprehensive income                                     -              -               -                 -
------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998                    (7,831,445)      (936,365)     27,994,268        41,145,960
------------------------------------------------------------------------------------------------------------

Amortization of compensation
    related to stock  option grants                461,577              -               -           461,577
Comprehensive income
 Net income                                              -              -       4,775,766         4,775,766
 Other comprehensive income
   Translation adjustment                                -              -               -        (2,810,545)

Comprehensive income                                     -              -               -                 -
Repayment of loan to trust                               -         80,233               -            80,233
------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1998                    $(7,369,868)     $(856,132)    $32,770,034       $43,652,991
------------------------------------------------------------------------------------------------------------

Statements of Stockholders' Equity (Unaudited) (contd.)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                             Equity Shares          Additional         Comp-     Accumulated
                                         Shares     Par value          paid-in    -rehensive     Other Comp-
                                                                       capital        income      -rehensive
                                                                                                      income
-------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1998           32,034,400    $4,545,811     $ 24,415,920             -    $ (9,852,774)
-------------------------------------------------------------------------------------------------------------
Stock split                                    -     3,800,949                -                             -
Cash dividends declared                        -             -                -                             -
Common stock issued                    1,035,000       245,377       66,025,699                             -
Compensation related to
  stock option grants                          -             -       30,407,892                             -
Amortization of compensation
   related to stock option grants              -             -                -                             -
Comprehensive income
 Net income                                    -             -                -    12,670,322               -
 Other comprehensive income
   Translation adjustment                      -             -                -       752,112         752,112

Comprehensive income                           -             -                -    13,422,434               -

Adjustment on  deconsolidation of
subsidiary                                     -             -                -             -               -
Repayment on loan to trust                     -             -                -             -               -
-------------------------------------------------------------------------------------------------------------
Balance as of March 31,  1999         33,069,400     8,592,137      120,849,511             -      (9,100,662)
-------------------------------------------------------------------------------------------------------------
Common stock issued                            -             -         (471,498)                            -
Compensation related to
    stock option grants                        -             -        1,029,649                             -
Amortization of  compensation
  related to stock  option grants              -             -                -                             -
Comprehensive income
 Net income                                    -             -                -    13,310,879               -
 Other comprehensive income
   Translation adjustment                      -             -                -    (3,952,172)     (3,952,172)
Comprehensive income                           -             -                -   $ 9,358,707               -
-------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1999           33,069,400    $8,592,137     $121,407,662             -    $(13,052,834)
-------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                                                      in US$
------------------------------------------------------------------------------------------------------------
                                                    Deferred        Loan to        Retained           Total
                                                compensation          Trust        earnings   stockholders'
                                                  - Employee                                         equity
                                            Stock Offer Plan
-----------------------------------------------------------------------------------------------------------
                                                $ (7,369,868)     $(856,132)    $32,770,034    $   43,652,991
-----------------------------------------------------------------------------------------------------------
Stock split                                                -              -      (3,800,949)                -
Cash dividends declared                                    -              -      (3,152,863)       (3,152,863)
Common stock issued                                        -              -               -        66,271,076
Compensation related to
  stock option grants                            (30,407,892)             -               -                 -
Amortization of compensation
   related to stock option grants                 16,090,961              -               -        16,090,961
Comprehensive income
 Net income                                                -              -       12,670,322       12,670,322
 Other comprehensive income
   Translation adjustment                                  -              -                -          752,112
Comprehensive income                                       -              -                -                -

Adjustment on  deconsolidation of                          -              -        2,468,831        2,468,831
subsidiary
Repayment on loan to trust                                 -      $ 856,132                -          856,132
-------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999                     (21,686,799)             -       40,955,375      139,609,562
-------------------------------------------------------------------------------------------------------------
Common stock issued                                          -              -                -       (471,498)
Compsensation related to
    stock option grants                             (1,029,649)             -                -              -
Amortization of compensation
   related to stock option grants                    1,250,100              -                -      1,250,000
Comprehensive income
 Net income                                                  -              -       13,310,879     13,310,879
 Other comprehensive income
   Translation adjustment                                    -              -                -     (3,952,172)
Comprehensive income                                         -              -                -              -
-------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1999                       $(21,466,348)             -      $54,266,254   $149,746,871
-------------------------------------------------------------------------------------------------------------

 See accompanying notes to finnacial statements

Statement of cash flows
--------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended                 Year ended
--------------------------------------------------------------------------------------------------------------------
                                                           June 30, 1999        June 30, 1998     March 31, 1999
                                                             (Unaudited)          (Unaudited)          (Audited)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $ 13,310,879          $ 4,775,766       $ 17,446,088
Adjustments to reconcile net income to
  net cash provided by operating activities:
Gain on sale of property, plant and equipment                     (1,110)                   -                  -
Depreciation                                                   2,173,425            1,196,731          8,521,009
Deferred tax benefit                                             336,126              (59,948)          (625,427)
Gain on sale of investment in deconsolidated subsidiary                -                    -           (620,958)
Amortization of deferred stock compensation expense            1,250,100              461,577         16,552,538
Loss relating to deconsolidated subsidiary                             -                    -          2,085,887
Subsidiary preferred stock dividend                                    -               33,750                  -
Changes in assets and liabilities:
Accounts receivables                                          (4,575,880)          (2,129,371)       (10,113,425)
Prepaid expenses and other current assets                       (903,176)            (115,711)        (2,035,203)
Prepaid income taxes                                           1,145,409             (289,539)         1,492,766
Accounts payable                                                 (19,749)              (1,025)           (24,459)
Customer deposits                                                 (2,835)             604,457           (171,653)
Unearned revenue                                                 603,147                    -          4,598,612
Other accrued liabilities                                        122,303             (618,206)         3,015,104
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     13,438,639            3,858,481         40,120,879
====================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES:

Expenditure on property, plant and equipment                  (4,253,470)          (1,510,961)       (16,123,557)
Proceeds from sale of property, plant and equipment                3,530                2,811              5,704
Loans to employees                                            (1,027,375)            (719,887)        (2,181,715)
Proceeds from sale of investment in
    deconsolidated subsidiary                                          -                    -          1,500,000
Purchase of investments in affiliates                                  -                    -           (177,576)
--------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                         (5,277,315)          (2,228,037)       (16,977,144)
====================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES:

Net proceeds from issuance of Equity Shares                     (471,498)                   -         66,271,076
Net proceeds from issuance of
    preferred stock by subsidiary                                      -                    -                  -
Payment of cash dividends                                              -                    -         (2,371,673)
Loan to trust                                                          -               80,233            936,365
--------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             (471,498)              80,233         64,835,768
====================================================================================================================
Effect of exchange rate changes on cash                       (3,952,172)          (2,810,545)        (2,058,433)
Effect of deconsolidation on cash                                      -                    -         (2,465,372)
Net increase/(decrease) in cash and
    cash equivalents during the period                         3,737,654           (1,099,868)        83,455,698
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the

beginning of the period                                       98,874,963           15,419,265         15,419,265
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period          $102,612,617          $14,319,397       $ 98,874,963
====================================================================================================================
Supplementary information:
Cash paid towards interest                                             -                    -                  -
Cash paid towards taxes                                     $  1,060,893          $   940,057       $  3,364,318

Notes to Financial Statements
------------------------------------------------------------------------------
1.   Significant accounting policies

     1.1     The company

     Infosys Technologies Limited (the "company") is one of India's leading information technology ("IT") services companies. Infosys utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has 11 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers for certain clients. In addition, the company develops and markets certain software products.

     1.2     Basis of preparation of financial statements

     The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). All amounts are stated in US dollars.

     1.3     Principles of consolidation

     The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1997 and 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra in fiscal 1999.

     The company continues to own all the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, no losses subsequent to October 20, 1998 have been recognized by the company. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 have been credited to retained earnings.

     Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra have been eliminated.

     1.4     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include estimates of expected contract costs to be incurred to complete software development, allowance for doubtful accounts, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

     1.5     Revenue recognition

     The company derives its revenues primarily from software services and from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Selling, general and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a three-month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time the related revenue is recorded.

     Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advance payments for software products, such payments are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue arising due to the sale of software products is deferred and recognized ratably over the term of the agreement, generally 12 months. Revenue from client training, support, and other services arising due to the sale of software products is recognized as the service is performed.

     1.6     Cash and cash equivalents

     The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

     1.7     Property, plant and equipment

     Property, plant and equipment are stated at cost. The company computes depreciation for all property, plant and equipment using the straight-line method. The estimated useful lives of assets are as follows:

       Buildings                15 years
       Furniture and fixtures    5 years
       Computer equipment      2-5 years
       Plant and equipment       5 years
       Vehicles                  5 years

     The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The third party software expense during period ended June 30, 1999, June 30, 1998 and fiscal 1999 was $767,066, $1,003,156 and $3,538,590 respectively.

     Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under Capital work-in-progress.

     1.8     Impairment of long-lived assets

     The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceed the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

     1.9     Research and development

     Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility have not been significant and have been expensed as incurred.

     1.10    Foreign currency translation

     The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee. The translation of the Indian rupee into US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income, a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

     1.11    Foreign currency transactions

     The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

     1.12    Earnings per share

     On January 1, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS No. 128, the basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

     1.13    Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     1.14    Fair value of financial instruments

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

     1.15    Concentration of risk

     Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations have been established by the company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the company performs ongoing credit evaluations of clients.

     1.16    Retirement benefits to employees

     1.16.1  Gratuity

     In accordance with the Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. Until March 31, 1997, the company contributed each year to a gratuity fund maintained by the Life Insurance Corporation of India based upon actuarial valuations. No additional contributions were required to be made by the company in excess of the unpaid contributions to the plan.

     Effective April 1, 1997, the company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust"). Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     1.16.2  Superannuation

     Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution benefit plan maintained by the company. The plan is termed the superannuation plan to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

     1.16.3  Provident Fund

     In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to 12% of the covered employee's salary. Until July 1996, the company contributed to the employees' provident fund maintained by the Government of India. Effective August 1996, the company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The company has no further obligations under the plan beyond its monthly contributions.

     1.17    Investments

     Investments where the company controls between 20% and 50% of the voting interest, are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "available-for-sale" securities.

     Investment securities designated as "available-for-sale" are carried at fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend on securities classified as "available-for-sale" are included in interest income.

     1.18    Stock-based compensation

     The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25 to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

2.   Notes to financial statements

     2.1  Cash and cash equivalents

     The cost and fair values for cash and cash equivalents as of June 30, 1999, June 30, 1998 and fiscal 1999 are as follows:

--------------------------------------------------------------------------------
                                                           Cost and fair value
--------------------------------------------------------------------------------

  June 30, 1999
Cash and cash equivalents
Cash and bank deposits                                           $ 89,984,743
Deposits with corporations                                         12,627,874
--------------------------------------------------------------------------------
                                                                 $102,612,617
--------------------------------------------------------------------------------

 June 30, 1998
Cash and cash equivalents
Cash and bank deposits                                           $ 13,064,182
Deposits with corporations                                          1,255,215
--------------------------------------------------------------------------------
                                                                 $ 14,319,397
--------------------------------------------------------------------------------

 March 31, 1999
Cash and cash equivalents
Cash and bank deposits                                           $ 96,119,672
Deposits with corporations                                          2,755,291
--------------------------------------------------------------------------------
                                                                 $ 98,874,963
--------------------------------------------------------------------------------

     2.2     Accounts receivable

     The accounts receivable, as of June 30, 1999, amounted to $24,632,558, net of allowance for doubtful accounts of $570,908 and the accounts receivable, as of June 30, 1998, amounted to $12,392,455, net of allowance for doubtful accounts of $61,024. The accounts receivable, as of March 31, 1999 amounted to 20,056,678, net of allowance for doubtful accounts of $301,930. The age profile is as given below.

                                                                           in %
--------------------------------------------------------------------------------
     Period in days         June 30, 1999     June 30, 1998    March 31, 1999
--------------------------------------------------------------------------------
       0 - 30                        55.0              51.0              58.8
      31 - 60                        27.4              34.7              24.5
      61 - 90                        10.2              11.2              10.8
      More than 90                    7.4               3.1               5.9
--------------------------------------------------------------------------------
                                    100.0             100.0             100.0
================================================================================

2.3  Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

-------------------------------------------------------------------------------------------------------
                                          June 30, 1999             June 30, 1998       March 31, 1999
-------------------------------------------------------------------------------------------------------
Rent deposits                                $1,435,060              $1,238,596           $1,403,445
Deposits with government organizations          167,613                 162,136              172,386
Loans to employees                            2,640,844                 652,178            1,983,319
Prepaid expenses                              2,303,597               1,728,912            2,120,036
Other deposits                                   91,385                  85,178               56,137
-------------------------------------------------------------------------------------------------------
                                             $6,638,499              $3,867,000           $5,735,323
=======================================================================================================

Other deposits represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

2.4  Property, plant and equipment - net

Property, plant and equipment consist of the following:

-------------------------------------------------------------------------------------------------------
                             June 30, 1999             June 30, 1998       March 31, 1999
-------------------------------------------------------------------------------------------------------
Land                          $  2,516,958             $  1,133,996         $  2,580,924
Buildings                        7,941,854                4,565,386            6,831,097
Furniture and fixtures           5,353,467                3,299,596            4,966,929
Computer equipment              20,196,616               12,549,101           18,290,126
Plant and machinery              7,882,406                4,884,308            7,375,578
Vehicles                            40,530                   41,429               41,684
Capital work-in-progress         3,280,144                3,011,031            3,531,936
-------------------------------------------------------------------------------------------------------
                                47,211,975               29,484,847           43,618,274
 Accumulated depreciation      (21,234,037)             (12,477,925)         (19,717,961)
-------------------------------------------------------------------------------------------------------
                              $ 25,977,938             $ 17,006,922         $ 23,900,313
=======================================================================================================

Depreciation expense amounted to $2,173,425, $1,196,731 and $8,521,009 for the period ended June 30, 1999, June 30, 1998 and fiscal 1999 respectively.

2.5  Other assets

Other assets mainly represent the non-current portion of loans to employees.

2.6  Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of June 30, 1999, June 30, 1998 and March 31, 1999, amounts receivable from officers amounting to $421,608, $270,014 and $265,669, are included in prepaid expenses and other current assets and other assets in the accompanying balance sheets.

The required repayments of loans by employees are as detailed below.

-------------------------------------------------------------------------------------------------------
                         June 30, 1999          June 30, 1998          March 31, 1999
-------------------------------------------------------------------------------------------------------
1999                              -             $1,108,464                       -
2000                     $2,640,844                439,404              $1,983,319
2001                      1,203,661                343,820                 953,440
2002                        963,770                164,704                 755,672
2003                        635,195                106,705                 528,918
2004                        482,664                      -                 394,854
Thereafter                  939,091                230,940                 564,122
-------------------------------------------------------------------------------------------------------
Total                    $6,865,225             $2,394,037              $5,180,325
=======================================================================================================

The estimated fair value amounts of the related party receivables at the balance sheet date, amounts to $6,442,125, $2,059,751 and $4,858,797 as of March 31,
1999, March 31, 1998 and fiscal 1999. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts that the company could realize in the market.

2.7  Other accrued liabilities

-------------------------------------------------------------------------------------------------------
                                                  June 30, 1999       June 30, 1998     March 31, 1999
-------------------------------------------------------------------------------------------------------
Accrued compensation to staff                       $3,587,142         $1,978,287          $ 3,116,559
Accrued dividends                                    1,194,438            224,653            2,146,039
Provision for post sales client support                943,728            323,376              829,964
Others                                               2,796,795          1,834,784            2,307,238
-------------------------------------------------------------------------------------------------------
                                                    $8,522,103         $4,361,100          $ 8,399,800
=======================================================================================================

Accrued dividends represent dividends recommended and proposed by the board of directors, subject to the approval of the shareholders.

2.8    Employee post-retirement benefits

2.8.1  Superannuation benefits

The company contributed $58,294, $35,348 and $145,051 to the superannuation plan during the period ended June 30, 1999, June 30, 1998 and fiscal 1999, respectively.

2.8.2  Provident fund benefits

In addition, the company contributed $259,539, $180,569 and $812,117 to the provident fund plan during the period ended June 30, 1999, June 30, 1998 and fiscal 1999, respectively.

2.9    Preferred stock of subsidiary

In September 1997, the company's subsidiary, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Convertible Preferred") at $0.75 per share for $3,750,000 in cash. The related offering costs of $49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the company is eliminated upon consolidation. Preferred stock issued to third party investors is reported in the balance sheet as preferred stock of subsidiary.

In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share ("Series B Convertible Preferred") at $1.25 per share for $6,000,000 in cash to venture capitalists. The related offering costs of $44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $0.01 per share ("Series B-1 Convertible Preferred"), at $0.01 per share for $8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.

The holders of Series A Convertible Preferred are entitled to the following rights, privileges and restrictions:

Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $10,000,000 or more; or (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $0.75 per share plus accrued but unpaid dividends.

The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $879,042 to a third party investor for $1,500,000 thereby recognizing a gain of $620,958 and reducing its voting interest in Yantra to approximately 47%. The company presently accounts for Yantra by the equity method. De-consolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $4,445,903, over the company's residual investment basis in Yantra amounting to $1,977,072. The net assets and liabilities of Yantra as of March 31, 1998 and October 20, 1998 (unaudited) respectively, are presented below:

----------------------------------------------------------------------------------------------------
                                                    October 20, 1998     March 31, 1998
                                                         (unaudited)
----------------------------------------------------------------------------------------------------
 Preferred stock (net of Infosys' holdings)             $ 9,485,228      $2,317,500
 Current liabilities                                      1,288,913         325,947
----------------------------------------------------------------------------------------------------
 Total liabilities                                       10,774,141       2,643,447
 Current assets                                           7,422,303       2,836,372
 Property, plant and equipment                              491,044         243,196
Other assets                                                391,963          10,314
----------------------------------------------------------------------------------------------------
Total assets                                            $ 8,305,310      $3,089,882
----------------------------------------------------------------------------------------------------
Net (Assets)/Liabilities                                $ 2,468,831      $ (446,435)
====================================================================================================

2.10  Stockholders' equity

The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the increased number of shares outstanding resulting from the stock split.

2.11  Equity shares

Voting

Each holder of equity shares is entitled to one vote per share.

Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and is paid pro rata from the date of holding such shares.

Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes. The company declared a cash dividend of $3,152,863 during fiscal 1999.

Liquidation

In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the shareholders.

Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

2.12  Other income, net

Other income, net, consists of the following:

----------------------------------------------------------------------------------------------------
                                                   Three months ended                Year ended
                                                June 30, 1999      June 30, 1998    March 31, 1999
----------------------------------------------------------------------------------------------------
Interest income and others                             $1,313,329     $218,690        $  916,040
Gain on sale of investment in subsidiary                        -            -           620,958
Exchange differences on translation
    of foreign currency deposits                        1,897,372            -                 -
----------------------------------------------------------------------------------------------------
                                                       $3,210,701     $218,690        $1,536,998
====================================================================================================

2.13  Operating leases


The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases for the period ended June 30, 1999, June 30, 1998 and fiscal 1999 were $479,608, $420,234 and $1,770,413, respectively. The operating leases are can be cancelled at the company's option.

2.14  Research and development

Selling, general and administrative expenses in the accompanying statements of income include research and development expenses of $378,983, $368,846 and $2,819,326, for the period ended June 30, 1999, June 30, 1998 and fiscal 1999, respectively.

2.15  Employees Stock Offer Plan

1994 Employees Stock Offer Plan. In September 1994, the company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 3,000,000 warrants (as adjusted for the stock split effective June 1997 and December 1998) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Re. 1 each. The warrants were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees. The warrants are transferred to employees at Re. 1 each and each warrant entitles the holder to purchase one of the company's equity shares at a price of Indian Rs. 100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 1,505,600 equity shares were issued to employees of the company who exercised stock purchase rights and 1,494,400 equity shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the ESOP. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five year vesting period. As of June 30, 1999, the company's outstanding equity shares included 228,200 shares held by the Trust of which 177,500 were allotted to employees, subject to vesting provisions and have been included in the calculation of diluted earnings per share. The balance 50,700 equity shares have not been considered outstanding in the diluted earnings per share calculations. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

The company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the period ended June 30, 1999 and fiscal 1999, the company recorded deferred compensation of $1,029,649 and $30,407,892, respectively, for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

In fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its shareholders including participants in the ESOP in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $12,906,962.

1998 Stock Option Plan. In January 1998, the company established the 1998 Stock Option Plan (the "1998 Plan") which provides for the issuance of stock options to employees of the company. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of $50 million on the aggregate market value of the equity shares reserved pursuant to the 1998 Plan. Accordingly, the total equity shares reserved for issuance may be reduced by the board of directors from time to time to comply with the Government of India's $50 million limit. A total of 800,000 equity shares are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 plan will terminate automatically in January 2008. All options issued under the 1998 Plan will be exercisable for American Depositary Shares ("ADSs") represented by equity shares. The 1998 Plan may be administered by the board of directors or a committee of the board. Options to acquire an aggregate of 106,500 equity shares were granted at an exercise price equal to the U.S. Initial Public Offering ("IPO") price of the company's ADSs, concurrent with the company's IPO.

Activity in the warrants/equity shares held by the 1994 Employees Stock Offer Plan and 1998 Stock Option Plan during the periods is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                June 30, 1999            June 30, 1998          March 31, 1999
                                                              Shares      Weighted      Shares      Weighted    Shares   Weighted
                                                              arising      average      arising      average    arising   average
                                                               out of      exercise      out of      exercise    out of   exercise
                                                              options        price      options        price    options     price
------------------------------------------------------------------------------------------------------------------------------------
1994 Employees Stock Offer Plan:
Outstanding at the
     beginning of the year                                     164,000                518,600                  518,600
  Granted                                                       15,000     $  2.31          -                  992,200     $   1.18
  Forfeited                                                     (1,500)    $  2.31          -                  (18,200)        1.18
  Exercised                                                                                 -               (1,328,600)
Outstanding at the end of the year                             177,500                518,600                  164,000
Exercisable at the end of the year
Weighted-average fair value of
     grants during the period
     at less than market                                         70.95                      -                                 36.85
  1998 Stock Option Plan:
Outstanding at the
     beginning of the year                                     106,500           -          -          -            -             -
  Granted                                                            -           -          -          -      106,500      $  68.00
  Forfeited                                                          -           -          -          -            -             -
  Exercised                                                          -           -          -          -            -             -
Outstanding at the end of the year                             106,500           -          -          -      106,500             -
Exercisable at the end of the year                                   -           -          -          -
Weighted-average fair value of
     grants during the year                                          -           -          -          -        68.00             -
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding as of June 30, 1999:

------------------------------------------------------------------------------------------------------------------------------------
  Outstanding                                     Exercisable
------------------------------------------------------------------------------------------------------------------------------------
Range of                  Number of               Weighted                 Weighted            Number of              Weighted
exercise Price            shares arising          average                  average             shares arising         average
                          out of options          remaining                exercise            out of options         exercise
                                                  contractual life         price                                      price
------------------------------------------------------------------------------------------------------------------------------------
$ 0.69-$ 68.00            284,000                 3.06 years               $26.98              284,000                $26.98
------------------------------------------------------------------------------------------------------------------------------------

1999 Employees Stock Option Plan. In fiscal 2000, the Company established the 1999 Employees Stock Option Plan (the "1999 Plan"). The 1999 Plan was approved by the share holders and the Board of Directors in June 1999. The 1999 Plan provides for the issuance of 3,300,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprised of a maximum of seven members, the majority of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price which shall not be less than the fair market value. Fair market value means the closing price of the company's shares on the stock exchange that has the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than fair market value only if specifically approved by the members of the company in a general meeting. As of June 30, 1999, no options were issued to employees under the 1999 Plan.

2.16  Income taxes
      The provision for income taxes was composed of:

----------------------------------------------------------------------------------------------------
                                             Three months ended                      Year ended
----------------------------------------------------------------------------------------------------
                                              June 30, 1999     June 30, 1998     March 31, 1999
----------------------------------------------------------------------------------------------------
Current taxes
Domestic taxes                                 $  642,873         $ 156,470        $  777,351
Foreign taxes                                   1,227,303           565,699         4,725,726
----------------------------------------------------------------------------------------------------
                                                1,870,176           722,169         5,503,077
Deferred taxes
Domestic taxes                                    336,126           (59,948)         (625,427)
Foreign taxes                                           -                 -                 -
----------------------------------------------------------------------------------------------------
                                                  336,126           (59,948)         (625,427)
----------------------------------------------------------------------------------------------------
Aggregate taxes                                $2,206,302         $ 662,221        $4,877,650
====================================================================================================

  The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are:

----------------------------------------------------------------------------------------------------
                                          June 30, 1999    June 30, 1998  March 31, 1999
----------------------------------------------------------------------------------------------------
Deferred tax assets:
Property, plant and equipment              $1,379,249      $1,149,896       $2,315,375
----------------------------------------------------------------------------------------------------
                                            1,379,249       1,149,896        2,315,375
----------------------------------------------------------------------------------------------------
Less: Valuation allowance                                           -         (600,000)
Net deferred tax assets                    $1,379,249      $1,149,896       $1,715,375

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The difference in net deferred tax expense (benefit) during the period ended June 30, 1999, June 30, 1998 and fiscal 1999 has been allocated as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended                     Year ended
-----------------------------------------------------------------------------------------------------------------------------
                                                          June 30, 1999                June 30, 1998        March 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax expense/ (benefit) allocated to:
Continuing operations                                       $   336,126                $  (59,948)           $  (625,427)
-----------------------------------------------------------------------------------------------------------------------------
                                                            $   336,126                $  (59,948)           $  (625,427)
=============================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------
                                                          June 30, 1999                June 30, 1998        March 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                     $15,517,181                $5,460,034           $ 22,323,738
Enacted tax rates in India                                         38.5%                     35.0%                  35.0%
-----------------------------------------------------------------------------------------------------------------------------
  Computed expected tax expense                               5,974,115                 1,911,012              7,813,308
 Less:   Tax effect due to non-taxable
         export income                                       (5,916,567)               (1,888,761)            (7,680,942)
         Others                                                 378,349                    74,271                 19,558
Effect of tax rate change                                       543,102                         -                      -
Effect of prior period tax adjustments                                -                         -                      -
-----------------------------------------------------------------------------------------------------------------------------
 Provision for Indian income tax                                978,999                    96,522                151,924
Effect of tax on foreign income                               1,227,303                   565,699              3,701,898
Effect of prior period foreign tax adjustments                        -                         -              1,023,828
-----------------------------------------------------------------------------------------------------------------------------
Total current taxes                                         $ 2,206,302                $  662,221           $  4,877,650
=============================================================================================================================

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States.

At present, in India, profits from export activities are deductible from taxable income. Further, most of the company's operations come from "100% export oriented units", which are entitled to a tax holiday for a period of ten years from the date of commencement of operations.

2.17  Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

-----------------------------------------------------------------------------------------------------------
                                                   June 30, 1999    June 30, 1998    March 31, 1999
-----------------------------------------------------------------------------------------------------------
Basic earnings per equity share -
    weighted average number of
    common shares outstanding                       32,844,333        30,540,000      30,689,425
Effect of dilutive common equivalent shares -
    stock options outstanding                                -            41,664          64,265
-----------------------------------------------------------------------------------------------------------
Diluted earnings per equity share -
     weighted average number of common shares
     and common equivalent shares outstanding       32,844,333        30,581,664      30,753,690
-----------------------------------------------------------------------------------------------------------

2.18  Lines of credit

The company has a line of credit from its bankers for its working capital requirement of $1,200,000, bearing interest at prime lending rates as applicable from time to time. As of June 30, 1999, the prime lending rate for all its bankers was 13.0%. This facility is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of June 30, 1999, the company had no balance outstanding under this facility.

2.19  Financial instruments

Foreign exchange forward contracts

The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar.

The counterparty to the company's foreign currency forward contracts is generally a bank. The company considers that risks or economic consequences of non-performance by the counterparty are not material.

There were no significant foreign exchange gains and losses during the period ended June 30, 1999, June 30, 1998 and fiscal 1999. The table, below, summarizes -by currency - the contractual amounts of the company's open foreign exchange forward contracts as of June 30, 1999. The "sell" amounts represent the Indian rupee equivalent of contracts to sell foreign currencies.

-----------------------------------------------------------------------------
  As of         Type of contract       Currency          Contract amount
-----------------------------------------------------------------------------
June 30, 1999         Sell            US dollars            6,000,000

All the above contracts mature within a period of one year. The fair value of the foreign currency contracts as of March 31, 1999 was $5,970,235.

2.20    Segment reporting

2.20.1  Revenue by geographic area

---------------------------------------------------------------------------------------------
                                           Three months ended                  Year ended
---------------------------------------------------------------------------------------------
                                       June 30, 1999      June 30, 1998     March 31, 1999
---------------------------------------------------------------------------------------------
North America                            $30,754,911        $20,006,656      $ 99,203,989
Europe                                     6,512,367          1,958,966        11,302,791
India                                      2,064,547          1,421,815         2,051,492
Rest of the world                            397,075            277,651         8,396,954
---------------------------------------------------------------------------------------------
                                         $39,728,900        $23,665,088      $120,955,226
=============================================================================================

2.20.2  Significant clients

One client accounted for 11.4% of the total revenue for the period ended June 30, 1998. As of June 30, 1999, the accounts receivable from that client was $1,454,860.

2.21  Year 2000

The company believes that it has identified the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant. In the tests conducted to date on other systems, the company has not found any significant problems arising in existing systems due to the Year 2000 problem. The company is currently in the process of modifying and upgrading the affected systems and expects these to be completed by August 31, 1999. All these activities are carried out by internal resources with some help from the vendors who supplied the systems.

Although the Company maintains redundant software facilities and satellite communication links, any sustained disruption of the Company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the Company's business, results of operations and financial condition. Though most vendors and service providers have assured their Year 2000 readiness, certain public communication suppliers have not been able to guarantee this. The Company is keeping in touch with these suppliers to expedite their Year 2000 readiness.

All costs associated with carrying out the company's plan to tackle the year 2000 problem are being expensed as incurred and have not been significant to date. Contingency plans are in place in the event of failure of equipment provided to the company by external vendors such as satellite and telecommunication links, etc.

2.22  Commitments and contingencies

The company has various letters of credit outstanding to different vendors totaling $185,842 as of June 30, 1998. The letters of credit are generally established for the import of hardware, software and other capital items.

The company has outstanding performance guarantees for various statutory purposes totaling $652,175, $782,226 and $760,329 as of June 30, 1999, June 30,
1998 and fiscal 1999 respectively. These guarantees are generally provided to governmental agencies.

2.23  Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.24  Recent accounting pronouncements

The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that certain costs related to the development of software for internal-use be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than a year. The company, therefore, currently charges, to income, the cost of acquiring such software, entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its financial statements.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

2.1  Overview

Infosys is an India-based IT services company formed in 1981 that utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. The company's services include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated Offshore Software Development Centers (OSDC) for certain clients. From fiscal 1995 through fiscal 1999, total revenue increased from $18.1 million to $120.96 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 3,160 and the number of its India-based software development centers increased from two to eleven.

The company's revenues are generated principally from software services provided on either a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 1.5% of total revenue during the quarter ended June 30,1999. The company derived 77.4% of its total revenue from North America, 16.4% from Europe, 1.0% from India and 5.2% from the rest of the world (ROW) during the quarter ended June 30, 1999.

In first quarter of fiscal 2000 and fiscal 1999, the company derived 12.1% and 24.0% of its total revenue, respectively, from Year 2000 conversion projects. The company expects that Year 2000 conversion projects will decline substantially during fiscal 2000. In line with its risk management policies, the company has consistently limited its dependence on Year 2000 conversion projects, and has only accepted such projects where there are opportunities to create long-term relationships with its clients. The company expects that the decline in Year 2000 conversion projects will be adequately made up by other projects from these and other clients, and that the decline in Year 2000 conversion projects will not have a material adverse effect upon the company's business, financial condition and results of operations. However, there can be no assurance that: the company will be successful in generating additional business from its Year 2000 clients for other services; the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines; or the margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects.

Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

The company assumes full project management responsibility for each project that it undertakes. Approximately 80% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportions of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per capita, but at a lower gross margin, than the same quantum of services performed at company facilities in India. As a result, total revenue, cost of revenue and gross profit in absolute terms, and as a percentage of revenue, fluctuate from quarter to quarter based on the proportions of work performed offshore at company facilities and at client sites.

Revenue and gross profit are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

Selling, general and administrative expenses consist primarily of expenses relating to salary and other compensation, travel, marketing, telecommunications, management, finance, administration and rentals.

Other income includes interest income and income from the sale of special import licenses. Under current export-import policy, exports by Indian companies generate credits for the exporter called "special import licenses". These credits can be sold and also used for the import of goods included on a "restricted list" maintained by the Government of India. The value of these special import licenses has declined over time, as the restricted list has been shortened. The company's general policy is to sell such special import licenses in the period in which it receives such credits.

2.2    Results of operations

2.2.1  Quarter ended June 30, 1999 compared to quarter ended June 30, 1998

Revenue. Total revenue was $39.7 million for the quarter ended June 30, 1999, representing an increase of 67.9% over total revenue of $23.7 million during the same period in the prior year. Revenue continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenue was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services industries. Net sales of Bancs2000 and other products represented 1.5% of total revenue for the quarter ended June 30, 1999 as compared to 1.4% during the same period in the prior year. Revenue from services represented 98.5% of total revenue for the quarter ended June 30, 1999 as compared to 98.6% during the same period in the prior year. Revenue from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 30.9% and 69.1%, respectively, of total revenue for the quarter ended June 30, 1999 as compared to 37.0% and 63.0%, respectively, during the same period in the prior year. Revenue from North America and Europe represented 77.4% and 16.4%, respectively, of total revenue for the quarter ended June 30, 1999 as compared to 84.5% and 8.3%, respectively, during the same period in the prior year.

Cost of Revenue. Cost of revenue was $20.6 million for the quarter ended June 30, 1999, representing an increase of 52.3% over the cost of revenue of $13.5 million for the same period in the prior year. The cost of revenue represented 51.9% and 57.2% of total revenues for the quarter ended June 30, 1999 and June 30, 1998, respectively. This decrease in costs as a percentage of total revenue was attributable to a favorable business mix and a decrease in depreciation and software expenses, which represented 7.4% of total revenues for the quarter ended June 30, 1999 as compared to 9.3% of total revenue during the same period in the prior year. The cost of revenue for services represented 51.0% and 55.8% of revenues for services for the quarter ended June 30, 1999 and June 30, 1998, respectively. Cost of revenue for product sales represented 108.4% and 152.6% of revenues for product sales for the quarter ended June 30,1999 and June 30,1998, respectively.

Gross Profit. Gross profit was $19.1 million for the quarter ended June 30,1999 representing an increase of 88.7% over the gross profit of $10.1 million for the same period in the prior year. This increase was attributable to a favorable business mix and a decrease in depreciation and software expenses. As a percentage of total revenue, the gross profit increased to 48.1% for the quarter ended June 30, 1999 from 42.8% for the same period in the prior year. The gross profit from services was $19.2 million for the quarter ended June 30, 1999, an increase of 85.9% over the gross profit of $10.3 million for the same period in the prior year. The gross loss from the sales of Bancs2000 and other products was $0.05 million for the quarter ended June 30, 1999, a decrease of 72.1% from the gross loss of $0.18 million for the same period in the prior year. As a percentage of service revenues, the gross profit from services increased to 49.0% for the quarter ended June 30,1999 from 44.2% for the same period in the prior year. As a percentage of product revenue, the gross loss from product sales decreased to 8.4% for the quarter ended June 30,1999 from gross loss of 52.6% for the same period in the prior year.

Selling, General and Administrative expenses. Selling, general and administrative expenses were $5.6 million for the quarter ended June 30,1999, an increase of 53.6% over selling, general and administrative expenses of $3.6 million for the same period in the prior year. Selling, general and administrative expenses were 14.0% and 15.3% of total revenue for the quarter ended June 30, 1999 and June 30, 1998, respectively. This decrease in expense as a percentage of revenues was a result of the company's ability to increase revenues in the current quarter without a proportionate increase in management, finance, administrative, and occupancy costs. Salaries for support staff represented 6.0% of total revenue for the quarter ended June 30, 1999, while rent and office maintenance represented 1.9% of total revenue for the quarter ended June 30, 1999 as compared to 5.0% and 3.0%, respectively, for the same period in the prior year.

Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $1.3 million for the quarter ended June 30, 1999, an increase of 170.8% over amortization of deferred stock compensation expense of $0.5 million for the same period in the prior year. Compensation expense increased for new grants of stock purchase rights in part because of the rising market price of the equity shares. The increase in deferred stock compensation expense also reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

Operating Income. The operating income was $12.3 million for the quarter ended June 30, 1999, an increase of 103.4% over the operating income of $6.0 million for the same period in the prior year. As a percentage of revenues, operating income increased to 31.0% for the quarter ended June 30, 1999 from 25.6% for the same period in the prior year.

Other Income. Other income was $3.2 million for the quarter ended June 30, 1999 as compared to $0.2 million for the same period in the prior year. Other income during the quarter ended June 30, 1999 includes $1.9 million arising due to exchange differences on translation of foreign currency deposits and interest of $0.8 million earned on deployment of funds raised through the issue of American Depositary shares.

Provision for Income Taxes. Provision for income taxes was $2.2 million for the quarter ended June 30, 1999 as compared to $0.7 million for the same period in the prior year. The company's effective tax rate increased to 14.2% for the quarter ended June 30, 1999 as compared to 12.2% for the same period in the prior year. The effective tax rate increased due to an increase in foreign tax liabilities offset, in part, by a decrease in Indian tax liability resulting from a higher proportion of the company's operations qualifying for Indian tax exemptions applicable to designated Software Technology Parks.

Net Income. The net income was $13.3 million for the quarter ended June 30, 1999, an increase of 178.7% over the net income of $4.8 million for the same period in the prior year. As a percentage of total revenue, the net income increased to 33.5% for the quarter ended June 30, 1999 from 20.2% for the same period in the prior year.

2.3  Liquidity and capital resources

The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $7.7 million through private placements of its equity shares with foreign institutional investors. During 1999, the company raised $66.3 million through issue of American Depositary Receipts (ADRs) with foreign investors. As on June 30, 1999, the company had $102.6 million in cash and cash equivalents, $118.0 million in working capital and no outstanding bank borrowings. As on June 30, 1999, the company also had an aggregate facility of $1.2 million in working capital line of credit from two commercial banks.

Net cash provided by operating activities was $13.4 million and $3.9 million in the quarter ended June 30, 1999 in fiscal 2000, and the corresponding periods in fiscal 1999 respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. In recent years, accounts receivable have increased at a rate faster than sales. Accounts receivable as a percentage of total revenue, represented 15.5% and 13.1%, for the quarter ended June 30, 1999 in fiscal 2000, and the corresponding periods in fiscal 1999 respectively. Further, the average days outstanding of accounts receivable has increased in the 31-60, 61-90 and greater than 90 day aging periods and decreased in the 0-30 day aging period. The company believes that this is due to an increase in proportion of revenue from large companies, who tend to have better cash management practices than smaller companies. The company does not expect significant additional increases in the average-days-outstanding of its accounts receivable. The company's policy on accounts receivable includes a periodic review of all such outstandings. The company reviews, among other things, the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company for the client to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured (doubtful) accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days.

Prepaid expenses and other current assets increased by $0.9 million and $0.1 million during the quarter ended June 30, 1999 in fiscal 2000, and the corresponding periods in fiscal 1999 respectively. The increase during the quarter ended June 30,1999 was primarily due to loans to employees, which increased by $0.7 million.

Unearned revenue as on June 30, 1999 was $5.2 million and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred.

Net cash used in investing activities was $5.3 million and $2.2 million in the quarter ended June 30, 1999 in fiscal 2000, and the corresponding periods in fiscal 1999, respectively. Net cash used in investing activities in the first quarter of fiscal 1999 and 1998 consisted primarily of $4.3 million and $1.5 million, respectively, for property, plant and equipment.

Publicly-traded Indian companies customarily pay dividends. For fiscal 1999, the company declared a dividend of $3.2 million, which was paid partly in fiscal 1999. For fiscal 1998, the company declared a dividend of $1.5 million, which was paid partly in fiscal 1998 and partly in fiscal 1999.

As on June 30, 1999, the company had contractual commitments for capital expenditure of $7.9 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure.

2.4  Reconciliation between the US and the Indian GAAP

There are material differences between the financial statements prepared as per the Indian and the US GAAP. The material differences arise due to provision for deferred taxes, accounting for stock-based compensation and valuation of short-term investments, which are marked to market and adjusted against retained earnings, and consolidation of accounts of subsidiary, as required by US GAAP. The Indian GAAP does not require provision for deferred taxes, amortization of deferred stock compensation, consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

---------------------------------------------------------------------------------------------
Reconciliation of net income                                      Three months ended
                                                            June 30, 1999       June 30, 1998
---------------------------------------------------------------------------------------------
Net profit as per Indian GAAP                                $14,119,925         $5,767,716
  Adjustments:
Loss from Yantra Corporation accounted on consolidation                -           (830,244)
Amortization of deferred stock compensation                   (1,250,100)          (461,577)
Deferred income taxes                                           (336,126)            59,948
Provision for investment in subsidiary                                              239,923
Provision for contingencies                                      777,180                  -
Net income as per US GAAP                                    $13,310,879         $4,775,766
---------------------------------------------------------------------------------------------

2.5  Investment in Yantra Corporation

Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra which develops and markets an open system software package for warehouse management. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, the Yantra losses recognized in the company's financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the company sold a portion of the Yantra shares held by the company, thereby reducing the company's interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 have not been recognized in the company's financial statements under U.S. GAAP. On June 14,1999, Yantra issued Series C Preferred Stock amounting to $15.0 million to various existing and new investors. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and for the period ended

October 20, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Yantra's gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. No minority interest has been recorded because all of the common stock is owned by the company.

2.6  Principles of Currency Translation

In the quarter ending June 30, 1999, over 95% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the date the revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as other comprehensive income, a separate component of shareholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar.

2.7  Income Tax Matters

The company benefits from certain significant tax incentives provided to software firms under the Indian tax laws. These incentives presently include:
(i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). Under present law, the Export Deduction remains available after expiration of the STP Tax Holiday. All but one of the company's software development facilities are located in a designated Software Technology Park. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates, and the company expects this trend to continue absent a change in policy by the Government of India. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries .

2.8  Effects of Inflation

The company's most significant costs are the salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.9  Year 2000 Compliance

Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. As a result, during the last three years, the company has continued to assess the impact that the Year 2000 problem may have on its operations and has identified the following areas of its business that may be affected:

Client IT Services and Products. The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. In making such evaluations, the company has utilized its experience in providing Year 2000 compliance services to its clients.

Internal Infrastructure. The Year 2000 problem could affect the systems, transaction processing, computer applications and devices used by the company to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. The company believes that it has identified the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a

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material disruption to its business. The company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems. All costs associated with carrying out the company's plan for the Year 2000 problem are being expensed as incurred and have not been significant to date. The company believes the total of such costs will not have a material adverse effect on the company's business, results of operations and financial condition.

Third Party Suppliers. The company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Pursuant to its service delivery model, the company must maintain active voice and data communications between its main offices in Bangalore, the offices of its clients and its other software development facilities. Although the company maintains redundant software facilities and satellite communications links, any sustained disruption of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's business, results of operations and financial condition. To assess supplier Year 2000 readiness, the company has sent two separate questionnaires to a majority of its third party suppliers. Though most of the vendors and service providers have assured the company of being Year 2000 ready, certain public communication suppliers have not been able to guarantee their Year 2000 readiness. The company is in touch with these communication suppliers to expedite they becoming Year 2000 ready. While the company expects to resolve any significant Year 2000 problems with its suppliers in a timely manner, there can be no assurance that these suppliers will not encounter delays or unforeseen problems that affect their service to the company. The company currently believes that any required upgrades, modifications or replacements of these third party systems will be fulfilled without cost to the company and will not have a material adverse effect on the company's business, results of operations and financial condition.

Facilities. Systems such as air conditioning and security systems at the company's facilities may also be affected by the Year 2000 problem. These have been assessed and found to be Year 2000 ready.

The company has put in place contingency plans to address the Year 2000 issues that may pose a risk to its operations. Such plans may include accelerated replacement of affected systems or software, temporary use of redundant or back-up systems or the implementation of manual procedures. The company believes that the most reasonably likely worst case scenario should Infosys not achieve Year 2000 Compliance is the intermittent or temporary disruption in telecommunications, which could cause inefficiencies and delays, particularly, delays in providing support services to clients. To minimize the impact of any potential telecommunications disruptions, the company is also considering temporary measures such as placing additional IT professionals at client sites. In assessing the worst case scenario, the company has taken into account the nature of its operations as well as the availability of its IT professionals to attend to any internal problems that may arise. There can be no assurance that any contingency plans implemented by the company would be adequate to meet the company's needs without materially impacting its operations, that any such plan would be successful or that the company's business, results of operations and financial condition would not be materially adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

The information above contains forward-looking statements which reflect the current views of the company with respect to Year 2000 compliance of the company's internal systems and third party suppliers, and the related costs and potential impact on the company's financial performance. As indicated above, these assessments may ultimately prove to be inaccurate.

2.10    Accounting Pronouncements

The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development of internal-use software be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than one year. The company, therefore, currently charges to income the cost of acquiring such software entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its consolidated financial statements.

2.11    Risk factors

2.11.1  Management of growth

The company has experienced significant growth in recent periods. The company's revenues in quarter ended June 30, 1999 grew 67.9% over the quarter ended June 30, 1998. As of June 30, 1999, the company employed approximately 3,320 software professionals worldwide with 11 software development facilities in India as compared to approximately 2,500 with nine facilities as of June 30, 1998. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's

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inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

2.11.2  Potential fluctuations in future operating results

Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

2.11.3  Risks related to investments in Indian securities

The company is incorporated in India, and substantially all of its assets and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

Political and Economic Environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in March 1998, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. On May 13, 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. While these sanctions imposed on India have not had a material impact on the company to date, there can be no assurance that additional economic sanctions of this nature will not be imposed, or that such sanctions will not have a material adverse effect on the company's business. Furthermore, financial turmoil in certain Asian countries, Russia and elsewhere in the world has affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in securities prices on the United States and Indian exchanges, including the market prices of the company's equity shares and its ADSs. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

Government of India Incentives and Regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

Restrictions on Foreign Investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations,

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the Depositary cannot accept deposits of outstanding equity shares and issue
ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain RBI approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

Exchange Rate Fluctuations. The exchange rate between the rupee and the US dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1995 through March 31, 1999, the value of the rupee against the US dollar declined by 35.2%. For quarter ended June 30, 1999 and 1998, the company's US dollar-denominated revenues represented 87.1% and 91.5%, respectively, of total revenue. The company expects that a majority of its revenues will continue to be generated in US dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the US dollar. The company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of June 30, 1999, the company had outstanding forward contracts of $6,000,000. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Depreciation of the rupee will result in foreign currency translation losses. For example, for fiscal 1998, fiscal 1999 and the quarter ended June 30, 1999, the company's foreign currency translation losses were approximately $3.5 million, $2.1million and $4.0 million respectively. Fluctuations in the exchange rate between the rupee and the US dollar also will affect the US dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into US dollars or any other currency or with respect to the rate at which any such conversion could occur.

2.11.4  Substantial investment in new facilities

As of June 30, 1999, the company had contractual commitments of $7.9 million for capital expenditure and has budgeted for significant infrastructural expansion in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

2.11.5  Restrictions on US immigration

The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of June 30, 1999, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (418 persons) or L-1 visas (140 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in June 1999 for the US government's fiscal year ending September 30, 1999. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing US immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

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2.11.6   Risks related to international operations

While to date all of the company's software development facilities are located in India, the company intends to develop new software development facilities in other regions, including potentially Southeast Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

2.11.7   Dependence on skilled personnel; risks of wage inflation

The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

2.11.8   Client concentration

The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For fiscal 1998 and fiscal 1999 and the quarter ended June 30, 1999, the company's largest client accounted for 10.5%, 6.4% and 8.8% respectively, of the company's total revenue and its five largest clients accounted for 35.1%, 28.4% and 30.6% respectively, of the company's total revenue. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

2.11.9   Fixed-price, fixed-time frame contracts

As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

2.11.10  Infrastructure and potential disruption in telecommunications

A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune, India and to expand the number

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of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients.
Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

2.11.11  Expected decrease in demand for Year 2000 services

Year 2000 conversion projects represented 12.1% and 24.0% of the company's total revenue for the quarter ended June 30, 1999 and quarter ended June 30, 1998, respectively. The company expects that Year 2000 conversion projects will continue to represent a material portion of the company's business in fiscal 2000. The high demand for these time-sensitive projects results in pricing and margins that are favorable to the company. The company believes that demand for Year 2000 conversion services will begin to diminish rapidly as many Year 2000 conversion solutions are implemented and tested. There can be no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and redeploy IT professionals who are currently assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, as Year 2000 conversion projects are completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

2.11.12  Competition

The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

2.11.13  Dependence on key personnel

The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

2.11.14  Potential liability to clients; risk of exceeding insurance coverage

Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

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2.11.15  Risks associated with possible acquisitions

The company intends to evaluate potential acquisitions and strategic investments on an ongoing basis. As of the date, however, the company has no understanding, commitment or agreement with respect to any material future acquisition or investment. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

2.11.16  Risks related to software product sales

In the quarter ended June 30, 1999, the company derived 1.5% of its total revenue from the sale of software products. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

2.11.17  Restrictions on exercise of preemptive rights by ADS holders

Under the Indian Companies Act, 1956 (the "Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. US holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

2.11.18  Intellectual property rights

The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associate deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India but not in the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

2.11.19 Control by principal shareholders, officers and directors; anti-takeover provisions

The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 31.1% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquirer from attempting to obtain control of the company.

2.11.20  Year 2000 compliance

Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. While the company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant, there can be no assurance that the company's IT services and products are or will ultimately be Year 2000 compliant. The company relies on its systems, computer applications and devices to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. Although the company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems, there can be no assurance that such modifications and upgrades will be completed in a timely manner at reasonable costs, or that such modifications and upgrades will be able to anticipate all of the problems resulting from the actual impact of the Year 2000. The company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Although the company maintains redundant software facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's business, results of operations and financial condition. Any failure of these third party suppliers to resolve their Year 2000 problems in a timely manner could disrupt the company's operations, which could have a material adverse effect on the company's business, results of operations and financial condition.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

    3.1  Foreign Currency Market Risk

    Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The Company's functional currency is the Indian Rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the Company currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1995 through March 31, 1999, the value of the rupee against the U.S. dollar declined by approximately 35.2%. For the quarter ended June 30, 1999, fiscal 1999 and fiscal

    1998, the Company's U.S. dollar-denominated revenues represented 87.1%, 88.1% and 90.0%, respectively, of total revenues. The Company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the Company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the Company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The Company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of June 30, 1999, the Company had outstanding forward contracts of $6,000,000. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The Company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the Company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluations of the rupee will result in foreign currency translation losses. For example, for fiscal 1998 and fiscal 1999, the Company's foreign currency translation losses were approximately $3.5 million and $2.1 million, respectively.

Part II - Other Information

Item 1.  Legal Proceedings

  The company is not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

  The company has only one class of shares which are identified as equity shares, either independently or evidenced by American Depositary Shares. The Indian Companies Act gives shareholders the right to subscribe for new equity shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders in terms of Section 81(1)(A) of the Indian Companies Act waiving their pre-emptive rights in issuance of additional securities.

  During the quarterly period ending June 30, 1999 the members of the company in its Annual General Meeting held on June 12, 1999, through a special resolution in terms of Section 81(1)(A) of the Indian Companies Act, approved and authorized the Board of Directors (the "Board") to issue 3,300,000 equity shares of nominal value Rs. 10/- each to the employees of the company, or of a subsidiary whether now or hereafter existing, in India or overseas, (including executive and non-executive directors but excluding the Promoter Directors) pursuant to a new 1999 Employees Stock Option Plan (the "1999 Option Plan") to be created by the company for the benefit of the employees inter alia on the following terms and conditions:

  a) Each option to be granted to eligible employees shall entitle the employee to apply for and be allotted one equity share of nominal value Rs. 10/-, each at a fair market price to be determined by the Board of Directors (the "Board") or the Compensation Committee to be appointed by the Board for the purpose and subject to any regulation or guidelines of the Securities and Exchange Board of India (the "SEBI") in regard to the pricing of the options, as applicable from time to time.

  b) Each option shall be vested in the optionee after a minimum of 12 months from the date of grant of the option or at such times as may be determined by the Board from time to time, subject to the minimum vesting period.

  c) The options shall be valid and exercisable for such periods as may be determined by the Board, from time to time.

  d) The payment for the shares to be allotted upon exercise of an option, may consist of cash, cheque or consideration received by the company under a cash-less exercise program implemented by the company in connection with the 1999 Option Plan or any combination of the foregoing methods of payment.

  e) The options to be granted to eligible employees shall be determined by the Board based on an appraisal process consisting inter alia of the employee's grade, years of service, present performance, future potential contribution, conduct and such other factors as may be specified.

  f) No employee shall, during any fiscal year of the company be granted options exceeding the limit fixed by the SEBI in this regard from time to time, without a specific special resolution of the members in General Meeting.

  g) The company shall conform to the accounting policies mandated by applicable law or regulations of the SEBI or any other relevant regulation as is applicable to the accounting of such options.

  h) Subject to the approval of the stock exchanges, the relevant equity share on exercise of the options shall be listed on the stock exchanges.

  i) The equity shares issued upon exercise of the options shall rank pari passu in all respects with the existing equity shares save and except their entitlement to dividend which will commence only from the date of allotment of such equity shares and pro-rata for the financial year in which the dividend is declared.

  j) The Board shall have the power to make a fair and reasonable adjustment to the number of options and to the exercise price in case of rights issues, bonus issues and other corporate actions.

Item 3.  Default upon senior securities

  None

Item 4.  Submission of matters to a vote of security holders

   a) During the quarterly period ending June 30, 1999 the Company held its Annual General Meeting ("AGM") on June 12, 1999.

   b) The following directors retired by rotation at the AGM held on June 12, 1999 and being eligible for re-election offered themselves for re-election to the post of Director:

         -----------------------------------------------------------------------
         Name of the Director who retired by rotation and being eligible, offered themselves for re-election
         -----------------------------------------------------------------------
         1.   N. S. Raghavan - Elected Unanimously
         2.   S. Gopalakrishnan - Elected Unanimously
         3.   S. D. Shibulal - Elected Unanimously

         The following are the other directors whose term of office as a director continues after the meeting:
         -----------------------------------------------------------------------
         Name of the Director
         -----------------------------------------------------------------------
         1.   N. R. Narayana Murthy
         2.   Nandan M. Nilekani
         3.   K. Dinesh
         4.   Susim M. Datta
         5.   Deepak M. Satwalekar
         6.   Prof. Marti G. Subrahmanyam
         7.   Ramesh Vangal

   c) The following is a brief description of the matters voted upon at the AGM of the Company held on June 12, 1999 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record date determined by the Depositary. The notice to the shareholders containing the business to be transacted at the AGM and the matters to be voted upon had been filed with the SEC as an Exhibit to the Form 6-K report filed by the Company with the Commission on May 14, 1999

   ORDINARY BUSINESS
-------------------------------------------------------------------------------------------------------------------
Brief Description of the matter put to vote                       Votes for     Votes against/      Abstentions/
                                                                 (1) (2) (3)       Withheld       Broker Non-votes
                                                                                  (1) (2) (3)       (1) (2) (3)
-------------------------------------------------------------------------------------------------------------------
1.  To receive, consider and adopt the Balance Sheet as at
    March 31, 1999 and the Profit & Loss Account for the
    year ended on that date and the Report of Directors'
    and Auditors' thereon.                                           253               0                 0
2.  To declare a final dividend of Rs. Five per share pro-rata.      253               0                 0
3.  To appoint a director in place of Mr. N. S. Raghavan who
    retires by rotation and is eligible for re-election.             253               0                 0
4.  To appoint a director in place of Mr. S. Gopalakrishnan
    who retires by rotation and is eligible for re-election.         253               0                 0
5.  To appoint a director in place of Mr. S. D. Shibulal
    who retires by rotation and is eligible for re-election.         253               0                 0
6.  To appoint Auditors to hold office from the conclusion
    of this meeting until the conclusion of the next Annual
    General Meeting and to fix their remuneration.                   253               0                 0
-------------------------------------------------------------------------------------------------------------------
   SPECIAL BUSINESS
7.  To appoint Mr. N. R. Narayana Murthy as the Chairman &
    Chief Executive Officer of the company for the period
    from February 11, 1999 to April 30, 2002 on the same
    remuneration, pay scale and other terms and conditions as
    approved by the company in the AGM held on June 7, 1997
    with effect from May 1, 1997. As part of the company's
    Strategic planning, the Board considered it expedient to
    appoint Mr. N. R. Narayana Murthy as the Chairman & Chief
    Executive Officer of the company at its meeting held on
    February 10, 1999.                                               253               0                 0

8.  To appoint Mr. Nandan M. Nilekani as the Managing Director,
    President & Chief Operating Officer of the company for the period from February 11, 1999 to April 30, 2002 on the
    same remuneration, pay scale and other terms and conditions as approved by the company in the AGM held on June 7, 1997
    Mr. Nandan M. Nilekani was appointed as the Deputy Managing
    Director of the company for a period of five years with
    effect from May 1, 1997. As part of the company's strategic planning, the Board considered it expedient to appoint
    Mr. Nandan M. Nilekani as the Managing Director, President
    & Chief Operating Officer of the company at its meeting
    held on February 10, 1999.                                       253            0                 0

9.  To approve by way of a Special resolution in terms of
    Section 81(1)(A) of the Companies Act, and authorize the
    Board to institute a new ESOP and reserve 3,300,000 shares thereunder to be allotted against the stock options granted to employees of the company located in India and overseas,
    to institute the new ESOP. See "Changes in Securities"           252            1                 0

(1) Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the Company a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

(2) Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

(3) The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 5.  Other Information

  None

Item 6.  Exhibits and Reports

  Infosys filed no reports on Form 8-K during the quarter ended June 30, 1999.

EXHIBIT INDEX
--------------------------------------------------------------------------------
Exhibit Number      Description of Document
--------------------------------------------------------------------------------
     4.1.           1999 Employees Stock Option Plan.
    19.1.           Infosys Quarterly report to the shareholders for the
                    quarterly period ended June 30, 1999.
    27.1.           Financial Data Schedule.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


  Dated: August 2, 1999.           INFOSYS TECHNOLOGIES LIMITED

                              By:  /s/ Narayana N. R. Murthy
                                   ----------------------------------------
                                       Narayana N. R. Murthy,
                                       Chairman and Chief Executive Officer

                                   /s/ Nandan M. Nilekani
                                   ----------------------------------------
                                       Nandan M. Nilekani,
                                       Managing Director, President and
                                       Chief Operating Officer